Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954 ___________ TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

DIRECT DIAL NUMBER (212) 455-3352 (212) 455-7862	E-MAIL ADDRESS kwallach@stblaw.com hui.lin@stblaw.com
March 17, 2023
VIA EDGAR
Taylor Beech
Donald Field
James Giugliano
Lyn Shenk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Re: CAVA Group, Inc.
Draft Registration Statement on Form S-1
Submitted February 6, 2023
CIK No. 0001639438
Ladies and Gentlemen:
On behalf of CAVA Group, Inc. (the “Registrant”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Draft Registration Statement confidentially submitted on February 6, 2023. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes, including the presentation of consolidated financial statements as of and for the fiscal years ended December 25, 2022 and December 26, 2021 and related disclosure throughout the Draft Registration Statement.
In addition, we are providing the following responses to your comment letter, dated March 3, 2023, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Registrant.
Draft Registration Statement on Form S-1 submitted February 6, 2023
Cover Page
1.We note your disclosure on page 42 that upon completion of this offering, your executive officers, directors, and holders of 5% or more of your common stock will have substantial control over you. Please include comparable disclosure on your prospectus cover and in your prospectus summary, including the percent of your outstanding shares they will own. Please disclose, if applicable, whether you will be considered a “controlled company,” and if so, whether you intend to take advantage of the related exemptions.

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In response to the Staff’s comment, the Company has revised its disclosure on page 14 to disclose the aggregate stock ownership of its executive officers, directors, and holders of 5% or more of its common stock. The Company advises the Staff that it will not qualify as a “controlled company”. The Company’s largest stockholder currently holds less than 35% of its outstanding shares prior to giving effect to the offering, and none of its existing stockholders currently plan to act together as a group after the Company goes public. Therefore, none of the stockholders, whether individually or in the aggregate, have substantial control over the Company. The Company advises the Staff that as a result it believes no additional disclosure is required on the prospectus cover and has revised its disclosure on page 43 to reflect that no current stockholder or group of stockholders currently controls the Company.
Summary
CAVA: Defining a Category, page 1
2.We note that the summary and business sections predominantly focus on CAVA and its business and operations and segment financial results. We also note from Footnote 15 to your interim results that Zoes Kitchen contributed significant revenues to the company's overall financial results, i.e. approximately $95 million for the forty weeks ended October 2, 2022. We also note your disclosure that you intend to convert the remaining Zoes Kitchen locations by the Fall of 2023. Please revise the summary and business sections to more directly discuss the Zoes Kitchen business and operations and segment financial results. Please include enough information for investors can appreciate the current business and operations of this segment and the conversion plans. Alternatively, please advise why a more prominent discussion isn't appropriate given the company’s offering timing and conversions completed in 2023.
The Company acknowledges the Staff’s comment and advises the Staff that it believes that a more prominent discussion of the Zoes Kitchen business is not appropriate given it is not indicative of the Company’s current and future operations. As of March 2, 2023, the Company no longer operates any Zoes Kitchen locations and is in the process of converting the remaining 28 Zoes Kitchen locations to CAVA restaurants, which is expected to be completed by the fall of 2023. Because all Zoes Kitchen operations have effectively been permanently terminated, the Company believes that any incremental discussion of the Zoes Kitchen business and operations, or the Zoes Kitchen segment financial results, would not be meaningful to investors. In addition, the Zoes Kitchen results of operations are expected to be wholly immaterial to the Company’s consolidated results in fiscal 2023, as it is expected to account for less than $4 million of revenue for the first quarter of fiscal 2023, with no remaining revenue in the remainder of fiscal 2023.
3.We note your disclosure that “we have established ourselves as the only national player at scale in the fast-growing Mediterranean category.” Please disclose how you define the “Mediterranean category.”
In response to the Staff’s comment, the Company has revised its disclosure on page iii.
4.To give investors context to understand your organic growth, where you present CAVA Restaurant Revenue, CAVA Same Restaurant Sales Growth and CAVA Restaurant-Level Profit and Margin in this section, please revise to also include comparable figures for your Zoe’s Kitchen segment, and your consolidated revenues and net losses. Please make conforming changes in the summary throughout and your business section as well. In this regard, we note that your consolidated financial results as presented in the included audited and interim financial statements should be given equal presentation, weight, prominence and should be disclosed first prior to presenting any segment results.
The Company acknowledges the Staff’s comment to include comparable figures for the Zoe’s Kitchen segment, and respectfully submits that, for the reasons described in the response to Comment 2, it would not be meaningful to investors to include such comparable figures.
The Company acknowledges the Staff’s comment to give equal presentation, weight, and prominence to its consolidated financial results and disclose its consolidated financial results prior to presenting any segment results. The Company respectfully submits to the Staff that its discussion of results of operations for the

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periods presented are disclosed in such a manner as to be the most meaningful to potential investors and reflect the information that management focuses on going forward in assessing the Company’s results of operations and financial condition, in accordance with the objective set forth in Item 303(a) of Regulation S-K. As noted in the response to Comment 2, the Company no longer operates any Zoes Kitchen locations and expected revenues of the Zoes Kitchen segment will be less than $4 million for the first quarter of fiscal 2023, with no remaining revenue in the remainder of fiscal 2023. As such, beginning in the first quarter of fiscal 2023, the Zoes Kitchen segment will no longer be qualitatively or quantitatively material to the Company’s results of operations. In making strategic decisions in 2023 and going forward, management primarily reviews the results of the CAVA segment, and therefore the presentation of the CAVA segment prior to the consolidated results of operations better “enables investors to see the company through the eyes of management”, consistent with the objectives contained in Release No. 33-8350.

Furthermore, as part of the Company’s conversion strategy, the Company has ceased investing in Zoes Kitchen, with allocation of resources focused on the conversion of Zoes Kitchen locations, which has resulted in a significant reduction to Zoes Kitchen revenue over the last few years. The Company believes that the consolidated results, which include the impact of the Zoes Kitchen operations, all of which have been effectively terminated, are not indicative of the Company’s future results of operations and therefore are less meaningful to investors than the CAVA segment results.
The Company acknowledges that issuers typically present their consolidated results of operations before their segment results, which are meant to supplement the consolidated results where material to an understanding of consolidated results. However, in this circumstance, given that no Zoes Kitchen restaurants remain in operation, the Company respectfully submits that (i) it would be more meaningful to investors to evaluate the performance of the CAVA business on a stand-alone basis, which is most indicative of the Company’s future results of operations and (ii) the presentation of the CAVA segment results prior to the consolidated results enhances investors’ understanding of the overall financial disclosure, as it provides better context within which the Company’s financial information should be analyzed.
5.Please refer to your CAGR chart. Please revise to balance your CAGR presentation with your audited revenue and net income or losses for the same periods.
The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1 and 85 to clarify that the CAGR chart refers to the number of CAVA restaurants, an operating metric. The Company notes that the two boxes below the chart refer to CAVA AUV, which is an operating metric, and CAVA Restaurant-Level Profit Margin, which is a segment measure and not a non-GAAP metric. As the chart and the two boxes below the chart refer only to operating metrics and a CAVA segment measure, and not any non-GAAP financial measures, the Company respectfully submits that a presentation of its audited revenue and net income or losses for the same periods is not necessary. The Company also notes that it has disclosed in the bullet points above the chart the CAVA Restaurant Revenue for fiscal 2016 and fiscal 2022 and the corresponding CAGR, as well as its consolidated net loss for fiscal 2021 and fiscal 2022.
6.Here, and elsewhere in your filing, as applicable, where you state that you anticipate having more than 60 Net New CAVA Restaurant Openings in fiscal 2023, specify how many Zoes Kitchen conversions that figure includes.
In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 20, 60, 93, and 103.
Strong Financial Results Driven By Powerful Unit Economics, page 6
7.Please revise to present a more balanced presentation of the entire company as it exists today, not just CAVA restaurants or their performance. Please revise to present a consolidated presentation of the entire company, all restaurants and your consolidated financial results.

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The Company acknowledges the Staff’s comment and advises the Staff that it believes that, for the reasons described in the responses to Comments 2 and 4, such presentation is not necessary as it is not meaningful to investors due to the immateriality of the Zoes Kitchen business beginning in fiscal 2023. However, the Company has revised the table titled “CAVA Revenue” on page 6 to quantify the extent to which CAVA Revenue was attributable to CAVA restaurants that were converted from a Zoes Kitchen location in each applicable year presented.
Risk Factors
We may experience shortages, delays, or interruptions in the delivery of food items and other products..., page 30
8.We note your disclosure that recent supply chain disruptions have increased some of your costs and limited the availability of certain food items for your restaurants and may continue to do so. To the extent material, please quantify the impact on your business and explain whether any mitigation efforts introduce new material risks, including those related to product quality or reliability.
The Company advises the Staff that that the recent supply chain disruptions have not had a material impact to its business, both with respect to costs as well as operations, and therefore it has not quantified the impact on its business. To mitigate these disruptions, the Company has worked with alternative distributors, suppliers and vendors, and has also made substitutions for certain food ingredients. These mitigation efforts have thus far not introduced new material risks, including those related to product quality or reliability. However, the Company acknowledges that there is no assurance that it will be able to continue to successfully mitigate such disruptions in the future, and believes it has addressed such risk in the risk factor on page 30 entitled “Our reliance on third parties could have an adverse effect on our business, financial condition, and results of operations.”
We may face increased food, commodity, energy, and other costs, page 30
9.We note your disclosure on page 60 that the company was impacted by the current inflationary environment. Please update this risk factor to identify the principal factors contributing to the inflationary pressures the company has experienced, clarify the resulting impact to the company, and identify the actions taken to mitigate inflationary pressures.
In response to the Staff’s comment, the Company has revised its disclosure on page 31.
Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 58
10.On page 59 you disclose that for the forty weeks ended October 2, 2022, CAVA Restaurant Revenue was $333.5 million, a 64.8% increase from $202.4 million of CAVA Restaurant Revenue for the forty weeks ended October 3, 2021. Please quantify here the extent to which the CAVA Restaurant Revenue growth was attributable to conversions of Zoes Kitchen locations versus organic growth. Please also revise to disclose comparable figures for the Zoes Kitchen segment.
In response to the Staff’s comment, the Company has revised its disclosure on pages 61 and 69 to quantify the extent to which CAVA Revenue growth was attributable to conversions of Zoes Kitchen locations versus organic growth. For the reasons described in the responses to Comments 2 and 4, the Company believes that additional disclosure for the Zoes Kitchen segment would not be meaningful to investors.
11.Please revise the graphic on page 59 to clarify, if true, that the bars represent number of CAVA restaurants. Please also revise the graphic to clarify the number of Zoes Kitchen restaurants which have been converted to date. Based on existing disclosure, it appears that over 125 restaurants are conversions with a number remaining to be converted in 2023.
In response to the Staff’s comment, the Company has revised its disclosure on page 61.

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Securities and Exchange Commission	-5-	March 17, 2023
Key Factors Affecting Our Performance, page 60
12.To the extent material, please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any.
The Company advises the Staff that supply chain disruptions have not materially affected its outlook or business goals. In addition, as described in the response to Comment 8, supply chain disruptions have not materially impacted the Company’s results of operations or capital resources, and the mitigation efforts undertaken thus far by the Company also have not resulted in any material risks, trends or uncertainties.
Key Performance Measures, page 61
13.Please specify how management uses the CAVA Same Restaurant Sales Growth and CAVA Restaurants and Net New CAVA Restaurant Openings metrics, as you have done for the other metrics listed in this section.
In response to the Staff’s comment, the Company has revised its disclosure on pages 64 and 65.
14.Please revise the table on page 62 to include, for any non-GAAP financial measures, the most directly comparable GAAP measures. Please also revise to include comparable information for the Zoes Kitchen segment.
In response to the Staff’s comment, the Company has revised its disclosure on page 64 to include the most directly comparable GAAP measures. The Company advises that, for the reasons described in the responses to Comments 2 and 4, it believes that the inclusion of comparable key performance measures for the Zoes Kitchen segment would not be meaningful to investors.
CAVA Restaurant-Level Profit and CAVA Restaurant-Level Profit Margin, page 63
15.Please revise to disclose that the measure is not indicative of overall results for the company and that restaurant-level profit does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure.
In response to the Staff’s comment, the Company has revised its disclosure on page 65.
Results of Operations, page 66
16.Please revise to quantify factors to which changes are attributed. For example, you disclose the increase in CAVA Restaurant Revenue was primarily due to 70 Net New CAVA Restaurant Openings subsequent to October 3, 2021, as well as a 13.9% increase in CAVA Same Restaurant Sales Growth. The increase in CAVA Same Restaurant Sales consists of 9.6% from menu price increases and product mix and 4.3% from guest traffic increases. Please also quantify the extent to which changes attributed to new restaurant openings resulted from Zoes Kitchen location conversions versus new locations.
In response to the Staff’s comment, the Company has revised its disclosure on pages 69 through 71.
Liquidity and Capital Resources, page 82
17.We note your disclosure that following the completion of conversions of all remaining Zoes Kitchens, which you expect to complete by the fall of 2023, you expect that the capital expenditure requirements to increase and expand your CAVA Restaurants will be significantly higher than you have experienced in the past few years. To give investors context for this statement, please revise to specify how many of the Net New CAVA Restaurant Openings in each of 2021 and 2022 were Zoes Kitchen conversions and how many of the 60 new openings you anticipate for 2023 will be Zoes Kitchen conversions.

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Securities and Exchange Commission	-6-	March 17, 2023
In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 20, 60, 61, 69, 70, 71, 93, and 103.
CAVA: Defining A Category, page 89
18.In the graphic titled CAVA Restaurants, please clarify the purpose of the two boxes below the graphic labeled “$ Million CAVA AUV for Fiscal 2022” and “% CAVA Restaurant-Level Profit Margin for Fiscal 2022.”
The Company acknowledges the Staff’s comment and advises the Staff that the Company believes the two boxes labeled “$ Million CAVA AUV for Fiscal 2022” and “% CAVA Restaurant-Level Profit Margin for Fiscal 2022” below the graphic are helpful to potential investors as they enhance the visibility of the Company’s operating and financial performance for the period presented.
Business
Strong Financial Results Driven By Powerful Unit Economics, page 94
19.In your table titled CAVA Restaurant Revenue, please indicate the extent to which changes resulted from the conversion of Zoes Kitchen locations.
In response to the Staff’s comment, the Company has revised its disclosure on page 90.
New Restaurant Openings and Conversions, page 107
20.Please revise the table to show how many of the Net New CAVA Restaurant Openings were Zoes Kitchen conversions.
In response to the Staff’s comment, the Company has revised its disclosure on page 103.
Underwriting, page 152
21.Please revise the table setting forth the underwriters’ compensation to show separately the amounts to be paid by the selling shareholders. Refer to Item 508(e) of Regulation S-K.
In response to the Staff’s comment, the Company has revised its disclosure on page 150.
General
22.Please file the consents of Kantar and Denison Consulting as exhibits to your registration statement, or tell us why you do not believe you are required to do so. Refer to Rule 436 and Section 7 of the Securities Act.
The Company acknowledges the Staff’s comment and advises the Staff that neither Kantar nor Denison Consulting (the “Third Parties”) is an “expert” under Rule 436 of the Securities Act and accordingly, the Company does not believe consents are required to be filed as an exhibit to the Registration Statement. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that Kantar, a data, insights and consulting company which administered the CAVA Brand Health Survey, and Denison Consulting, a business consulting firm which conducted the Company’s 2022 Team Member engagement survey, are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” The Company has named the Third Parties in the Draft Registration Statement solely to convey that its CAVA Brand Health Survey and 2022 Team Member engagement survey were conducted by third-party consulting firms and not conducted in-house, and such references were not intended to infer that any

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information was “expertized” by the Third Parties. The Company has not expressly identified either of the Third Parties as an expert and believes that neither of the Third Parties should be considered an “expert” within the meaning of Rule 436 and the federal securities laws.
In addition, the Company respectfully notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from the studies included in the Registration Statement was not prepared in contemplation of an offering or for purposes of the Registration Statement, but was rather prepared for CAVA in the ordinary course of its business.
As a result of the foregoing, the Company respectfully submits that the consents are not required to be filed as exhibits to the Registration Statement.
23.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
The Company advises the Staff that, to its knowledge, neither the Company, nor anyone authorized on behalf of the Company, has presented any written communications to any potential investors in reliance on Section 5(d) of the Securities Act. The Company acknowledges the Staff’s comment and undertakes to provide the Staff with any such written communications that the Company, or anyone authorized to do so on its behalf, presents to potential investors in the future in reliance on Section 5(d) of the Securities Act.
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Please do not hesitate to contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 with any questions you may have regarding this confidential submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach

/s/ Hui Lin

Hui Lin

cc:	CAVA Group, Inc.
Robert Bertram
Skadden, Arps, Slate, Meagher & Flom LLP
Laura A. Kaufmann Belkhayat
Ryan J. Dzierniejko

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